UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
NEOSE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
640522108
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 16, 2008
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		4,055,152

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,055,152

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,055,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,610,381

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,610,381

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,610,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.3%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,538,186

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,538,186

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,538,186

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	640522108	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,760,953

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,760,953

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,760,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURES

     This statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 3, the statement on Schedule 13D filed on July 9, 1999 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed on May 19, 2004 (“Amendment No. 1”) and Amendment No. 2, filed on March 15, 2007 (“Amendment No. 2” and, together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”), and relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Neose Technologies, Inc. (the “Issuer”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 2.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented as follows:
     “As reported on the Current Report on Form 8-K on September 22, 2008, Dr. Rachesky resigned as a member of the board of directors of the Issuer on September 16, 2008.”
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:
     According to the Issuer’s report on Form 10-Q for the quarter ended June 30, 2008, the number of shares of Common Stock outstanding was 54,468,181 as of August 1, 2008.

     (a) (i) Master Account may be deemed the beneficial owner of 4,055,152 shares of Common Stock held for its own account (approximately 7.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock and (B) 998,659 shares of Common Stock that may be obtained by Master Account upon exercise of Warrants.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 483,034 shares of Common Stock held for its own account (approximately .9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 367,832 shares of Common Stock and (B) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants.
          (iii) Advisors may be deemed the beneficial owner of 4,610,381 shares of Common Stock (approximately 8.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A)  3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants, and (E) 72,195 shares of Common Stock held for its own account.

          (iv) Fund Management may be deemed the beneficial owner of 4,538,186 shares of Common Stock (approximately 8.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants, (C) 367, 832 shares of Common Stock held for the account of Capital Partners (100), and (D) 115,202 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants.
          (v) OTT may be deemed the beneficial owner of 42,105 shares of Common Stock held for its own account (approximately .1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
          (vi) Dr. Rachesky may be deemed the beneficial owner of 4,760,953 shares of Common Stock (approximately 8.5% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 3,056,493 shares of Common Stock held for the account of Master Account, (B) 998,659 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants, (C) 367,832 shares of Common Stock held for the account of Capital Partners (100), (D) 115,202 shares of Common Stock that may be obtained by Capital Partners (100) upon exercise of Warrants, (E) 72,195 shares of Common Stock held for the account of Advisors, (F) 42,105 shares of Common Stock held for the account of OTT, (G) 102,729 shares of Common Stock that may be obtained by Dr. Rachesky upon exercise of stock options and (H) 5,738 shares of Common Stock that may be obtained by Dr. Rachesky upon conversion of a restricted stock unit.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,055,152 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,055,152 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 483,034 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 483,034 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 4,610,381 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 4,610,381 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

          (iv) OTT may be deemed to have (x) the sole power to direct the disposition of 42,105 shares of Common Stock which may be deemed to be beneficially owned by OTT as described above, and (y) the sole power to direct the voting of 42,105 shares of Common Stock which may be deemed to be beneficially owned by OTT as described above.
          (v) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 4,538,186 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 4,538,186 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
          (vi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 4,760,953 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 4,760,953 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The members of Advisors, including Dr. Rachesky, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Advisors in accordance with their membership interests in Advisors.
          (iv) The members of OTT, including Dr. Rachesky, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTT in accordance with their membership interests in OTT.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: September 24, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact